07026102

RECEIVED

2007 AUG 20 A 9:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Austrian

PROCESSED

AUG 23 2007

THOMSON FINANCIAL

August 10, 2007

Ad-hoc Release

CHIEF COMMERCIAL OFFICER DR. JOSEF E. BURGER RESIGNS FROM THE BOARD BY END OF SEPTEMBER 2007

CHIEF EXECUTIVE OFFICER ALFRED ÖTSCH ASSUMES INTERIM RESPONSIBILITIES AS OF TODAY

After today´s extraordinary meeting of the Supervisory Board, Austrian Airlines Österreichische Luftverkehrs AG announces that Dr. Josef E. Burger will resign from his duties as Chief Commercial Officer at the end of September 2007 by his own request. Dr. Burger has informed the Supervisory Board that he wishes to end his function due to irreconcilable and different opinions concerning the way of cooperation within the Management Board – regardless of the successful work for the company. The contract will be terminated by mutual agreement.

In the meantime Chief Executive Officer Alfred Ötsch takes over the responsibilities from Dr. Burger as of today. The Supervisory Board will commission an analysis concerning the organizational structure of the company. This analysis, which will be completed with close involvement of the Management Board, is to identify possible optimization potentials. In accordance with the results, the Supervisory Board will decide at the earliest possible time if and how the position will be filled.

The President of the Supervisory Board Dr. Peter Michaelis made the following comment: "I do regret that Dr. Burger resigns and I thank him for his valuable activities as Chief Commercial Officer and his high commitment. Together with the management team, Dr. Burger has considerably contributed to the successful positioning of Austrian Airlines as a specialist with "Focus East" and as a quality carrier."

Rückfragehinweis / For further information: Konzernkommunikation / Corporate Communications - AUSTRIAN AIRLINES GROUP : Livia DANDREA-BÖHM / Patricia STRAMPFER Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:livia.dandrea@austrian.com / mailto:patricia.strampfer@austrian.com, www.austrian.com

Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3311, Fax: +43 (0) 5 1766 3333, e-mail: prisca.havranek-kosicek@austrian.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Konzernkommunikation / Corporate Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@austrian.com

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